May 7, 2010

VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4631
Attn: Jeffrey Gordon

Re:	Golden Elephant Glass Technology, Inc. (the “Company”)
Form 8-K Item 4.01 filed April 28, 2010
Form 8-K/A Item 4.01 filed May 7, 2010
File Number: 000-21071

Dear Mr. Gordon:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated May 5, 2010, addressed to Ms. Hong Tan, the Company’s Chief Financial Officer, with respect to the Company’s Current Report on Form 8-K dated April 28, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

1.

You disclose "the reports of Malone on our financial statements for each of the past two fiscal years contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles except that Malone had raised substantial doubt about the Company's ability to continue as a going concern." It does not appear that Malone issued a report on the Company's financial statements. If true, please revise the disclosure in an amended Form 8-K.

Response:

The Company has amended its Form 8-K to state that Malone did not issue any audit report on the Company’s financial statements from the appointment date of October 25, 2009 to the resignation date of April 26, 2010. Please refer to the second paragraph of Item 4.01 of the Company’s Amendment No. 1 of its Current Report on Form 8-K/A dated May 7, 2010.

2.

We note that you have requested a letter from your former accountants indicating their agreement with your disclosures. Supplementally tell us the status of obtaining this letter. If there is a specific reason why your former accountants have not yet provided this letter, such as a billing dispute or other unresolved matters between you and your former accountants, revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. If you cannot obtain the letter, disclose in the Form 8-K that you are unable to obtain the letter. Otherwise, confirm to us that you expect to receive this letter shortly and will file an amendment to your Item 4.01 Form 8-K to provide this letter as Exhibit 16 upon its receipt. Please note that your former accountants will need to state their agreement with the disclosures in your revised Form 8-K, taking into account the changes requested in the comments above.

Response:

We have received a letter addressed to the Securities and Exchange Commission dated May 7, 2010 from our former accountants stating that they have read the statements under Item 4.01 of the our Current Report on Form 8-K/A filed with the Securities and Exchange Commission on May 7, 2010 regarding the change of auditors and agree with the statements pertaining to them. This letter has been filed as Exhibit 16.1 to the Company’s Amendment No. 1 of its Current Report on Form 8-K/A dated May 7, 2010.

3.

We note that you engaged Zhonglei Certified Public Accountants Co., Ltd. ("Zhonglei") to serve as your principal auditor. The audit firm Zhonglei is not recognized by the staff of the SEC. Foreign auditors that wish to audit financial statements that are prepared in accordance with U.S. GAAP and/or IFRS and filed with the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP and/or IFRS, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP and/or IFRS, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information:
http://www.sec. gov/divisions/corpfin/internatl/cfirdissues 1104.htm4P313 42976.

We may be unable to accept a report issued by Zhonglei until the firm has demonstrated this knowledge and experience. We note that Zhonglei commenced this process in April 2009 with Kevin Stout in the Office of the Chief Accountant, but did not complete the process. Please advise us of Zhonglei's plans to complete this process.

Response:

Duly noted. The Company has informed Zhonglei of its status vis-à-vis the SEC. After Zhonglei has determined what it needs to accomplish to demonstrate its knowledge and experience to the SEC and how much time it would need to comply, the Company will make its decision on the course of action it would take, which includes the option of changing auditors.

On behalf of the Company, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan
Benjamin A. Tan, Esq.